Exhibit 99.1

OneSmart International Education Group Limited Announces Unaudited Financial Results for the Second Fiscal Quarter Ended February 28, 2021

Second Fiscal Quarter of Fiscal Year 2021 results:

•	Cash sales totaled RMB939 million, increasing 44.2% and 18.9% from the same period of fiscal 2019 and fiscal 2020, respectively

•	Total net revenues totaled RMB932 million, increasing 5.2% year over year or 36.0% sequentially; net revenues for OneSmart VIP 1on1 program increased 21.9% year over year

•	Average monthly student enrollments totaled 135,714

•	457 learning centers in 36 cities as of February 28,2021, among which 286 learning centers were under OneSmart VIP business, increasing from 266 a year ago

SHANGHAI, May 13, 2021 /PRNewswire/ -- OneSmart International Education Group Limited (NYSE: ONE) ("OneSmart" or the "Company"), the leading premium K-12 after-school education services provider in China, today announced its unaudited financial results for the second fiscal quarter ended February 28, 2021.

Highlights for the Second Fiscal Quarter Ended February 28, 2021

Since the beginning of the fiscal Q2, our offline operations have continuously experienced a strong recovery due to customer preference for our premium tutoring, which includes personalized 1-on-1 tutoring and other school admission planning services. We are delighted to achieve the initial successful results from Go Premium Strategy with consumption upgrade in education sector. The newly-launched premium products are well received by our target customers and further strengthens our premium position in this space. Specifically, for our three core business units:

1.	OneSmart VIP (the leading premium K-12 1-on-1 business in China): In the quarter, cash sales from OneSmart VIP business grew by 25.1% year over year. Net revenues from OneSmart VIP business were RMB735 million (accounting for 78.9% of total net revenues), increasing 7.4% year over year and 51.0% sequentially. The average monthly student enrollments were 75,199. On a like-for-like basis for 1on1 program (excluding 1on3 program), cash sales increased by 22.6% year over year, and net revenues grew by 21.9% year over year driven by a 12% increase in class units consumed and an 8.8% increase in average price per class unit consumed. This indicates the robust demand for our products as school returns to normal schedules and improved customer experience of our upgraded 1on1 product, newly launched Elite VIP product, refurbished learning centers and upgraded services.

2.	OneSmart Young Children Education: HappyMath (premium young children math education business) and FasTrack English (premium young children English education business): Net revenues from OneSmart Young Children Education business were RMB155 million, accounting for 16.6% of total net revenues in the quarter. The average monthly student enrollments totaled 45,462.

3.	OneSmart Online (the leading premium online education business in China): Online platform is complementary to offline business with same price in the form of Offline-Merge-Online (“OMO”) take-out service. In this quarter, net revenues from OneSmart Online were RMB32 million, accounting for 3.5% of total net revenues. The average monthly student enrollments of OneSmart Online business totaled 6,524 during the quarter.

“Go Premium” Strategic initiatives and Progress

1.	OneSmart VIP: Since December 2020, we have conducted a series of premium branding campaign and local marketing in the key cities, which largely enhanced OneSmart’s premium brand awareness among target families in these cities. By the end of April 2021, we upgraded and newly opened 14 flagship VIP learning centers, to provide a premium learning center experience. In the first 6 months of fiscal 2021, Elite VIP program accounted for 11% of the cash sales from OneSmart VIP business. The Elite VIP product is developed to better address the customers’ enhanced needs of one-stop school admission planning and provides a better upside on topline. We will continue to roll out Elite VIP and expect it to become a key growth driver to optimize our revenues mix in the future years. Heading into the fiscal Q3, our operating metrics will continue to improve. In March and April 2021, our cash sales improved by 123% year-over-year for OneSmart VIP business. Continuously, we have strictly followed the necessary and appropriate guidelines and protect the safety and health of all our students and employees.

2.	OneSmart Young Children Education: Cash sales for recently launched premium products of “Practical Math Program (“PMP”) and MBA Kids English for HappyMath and FasTrack English respectively, picked up rapidly and accounted for 12% of total cash sales for young children education business in the fiscal Q2. As of April 2021, the purchase price grew by 7% and 11% for HappyMath and FasTrack English, respectively. The standard of safety and cleanliness is also upgraded in our HappyMath and FasTrack English learning centers to encourage a high attendance rate among young children students.

3.	OneSmart Online: The online platform continues to drive incremental growth, as well as serves as a strategic backup option against COVID-19. In the fiscal Q2, our students in Beijing migrated to OneSmart Online platform to avoid study interruption during the temporary offline center’s suspension. Our teachers are well trained to adapt to both online and offline teaching environment.

Mr. Steve Zhang, Chairman and Chief Executive Officer of OneSmart, commented, “We are pleased to see the return of strong sales growth despite the challenges in offline operations due to COVID-19 resurgence in certain cities around the Chinese New Year in January and February 2021. Our Go Premium Strategy is executed well on track with further enhancements made on products, learning centers, services and premium brand awareness. The upgraded and optimized product offerings have started to contribute to the remarkable growth in topline, which will lead to improved profitability in the following quarters. Our continued investment in technology benefit both online and offline operations. We have revamped and built a strong digitalized operation platform to support standardization, efficiency and customer satisfaction. In addition, we are making great efforts on premium brand building and local marketing to reach our target customers more effectively.”

Key Financial Results
（In thousands/RMB）
			VS 2Q
	2Q FY2020	2Q FY2021	FY2020 change
Net revenues	885,800	931,631	5.2%
Gross profit	356,428	389,128	9.2%
Operating loss	(54,763)	(110,382)	NA
Non-GAAP operating loss	(18,054)	(84,638)	NA
Net loss attributable to OneSmart	(16,367)	(171,973)	NA
Non-GAAP net income/(loss) attributable to OneSmart	20,342	(141,643)	NA

Mr. Greg Zuo, OneSmart’s Director, Chief Financial Officer and Chief Strategic Officer added, “In our new phase of growth post-pandemic, we are delighted to see the return of solid topline growth driven by strong demand for our core 1on1 tutoring products, our improved premium products and services and our enhanced student acquisition approach. Our company-wide cash sales growth has continued to pick up, recording 119% and 102% in March and April 2021, respectively.

The Go Premium strategy has boosted our revenues for OneSmart VIP 1on1 program to grow driven by the year over year increase in both volume (consumed class units) and price. In addition to tutoring, our unique services of personalized school-admission planning and in-person caring distinguish us from other education service providers. Encouraged by the initial success of the Go Premium Strategy and justified by the increased revenue profile, we will continue to invest in our products, teacher credentials, learning centers and build our premium brand. In the recent months, we have completed the upgrades of our nationwide learning centers, improved our teachers’ profiles, launched premium brand campaigns and built the digital operations platform. These efforts largely enhance customer satisfaction, laying a solid foundation for long term success.

We are pleased to see the start of gross margin recovery during the quarter driven by strong topline growth. However, our fiscal Q2 P&L results have not yet reflected recent strong cash sales momentum as it typically takes a couple of quarters for sales to translate into class consumptions i.e. revenue recognition in our business. Our peak season for revenue recognition is typically Q3 (March-May) and Q4 (June-August) due to intensive study and exam schedules in China. In the meantime, we need to invest in our brand in advance to support our Go Premium strategy. As a result, we observed temporary operating margin pressure in fiscal Q2. With the strong cash sales trend and significantly higher new sales ASP, we are optimistic about our future performance.

Lastly, we are aware of and closely following the regulatory development. We have continued to promote high standards in providing better learning environment, quality and services to our students. However, we have limited exposure in Beijing, which contributed about 5% of our net revenues in fiscal 2020.”

Financial Results for the Second Fiscal Quarter Ended February 28, 2021

Net Revenues

Net revenues were RMB931.6 million (US$143.9 million), an increase of 5.2% from RMB885.8 million during the same period last year. The year-over-year increase was mainly attributable to the growth in consumed class units and average price per class unit consumed driven by a strong recovery in the fiscal Q2 and our Go Premium Strategy post-pandemic.

Operating Costs and Expenses

Operating costs and expenses for the quarter were RMB1,042.0 million (US$161.0 million), compared with RMB940.6 million during the same period last year. Non-GAAP operating costs and expenses, which excludes share-based compensation expenses, were RMB1,016.3 million (US$157.0 million), compared with RMB903.9 million during the same period last year.

•	Cost of revenues increased by 2.5% year-over-year to RMB542.5 million (US$83.8 million). The year-over-year increase was mainly attributable to higher staff cost relating to an increase in class units consumed and enhanced teacher profiles, and additional costs for learning center upgrade and online teaching operations to support our Go Premium Strategy;

•	Selling and marketing expenses increased by 46.8% year-over-year to RMB288.8 million (US$44.6 million). Non-GAAP selling and marketing expenses, which excludes share-based compensation expenses, were RMB288.9 million (US$44.6 million) (accounting for 31.0% of net revenues or 30.7% of cash sales), an increase of 46.9% from RMB196.6 million (accounting for 22.2% of net revenues or 24.9% of cash sales) during the same period last year. The year-over-year increase was primarily due to strategic branding and offline marketing activities to reach target families in the execution of Go Premium strategy, the requirements of running major marketing campaigns in a timeline ahead of the Q3 and Q4 business tutoring seasons, and the relatively low spending due to limited offline marketing activities during COVID-19 outbreak in FQ2 last year;

•	General and administrative expenses decreased by 1.8% year-over-year to RMB210.7 million (US$32.5 million). The decrease was primarily due to our expense control policy to keep a healthy financial condition during the post-pandemic recovery. Non-GAAP general and administrative expenses, which excludes share-based compensation, were RMB184.9 million (US$28.6 million) (accounting for 19.8% of net revenues), an increase of 3.9% from RMB177.9 million (accounting for 20.1% of net revenues) during the same period last year.

Total share-based compensation expenses, which were allocated to related operating expenses, were RMB25.7 million (US$4.0 million) in the second fiscal quarter of 2021, a decrease of 29.9% from RMB36.7 million in the same period of the prior fiscal year.

Operating Income/Loss and Operating Margin

Operating loss for the quarter was RMB110.4 million (US$17.1 million), compared with operating loss of RMB54.8 million in the same period of the prior fiscal year. Non-GAAP operating loss, which excludes shared-based compensation, was RMB84.6 million (US$13.1 million), compared with non-GAAP operating loss of RMB18.1 million during the same period of the prior fiscal year.

Operating margin for the quarter was -11.8%, compared with -6.2% in the same period of the prior fiscal year. Non-GAAP operating margin was -9.1%, compared with -2.0% during the same period last year. The decrease of margin was mainly due to the revenue improvement, offset by increased investments in teacher profiles, learning centers and increased sales and marketing activities to support the Go Premium Strategy.

Net interest expense was RMB26.1 million (US$4.0 million), compared with net interest expense of RMB15.9 million during the same period last year.

Other income, which mainly represents government subsidies and other gains, was RMB0.5 million (US$0.08 million), compared with RMB48.9 million during the same period last year.

Income tax benefit was RMB7.1 million (US$1.1 million), compared with income tax benefit of RMB21.2 million during the same period last year.

Net Loss Attributable to OneSmart

Net loss attributable to OneSmart was RMB172.0 million (US$26.6 million), compared with net loss of RMB16.4 million during the same period last year. Non-GAAP net loss attributable to OneSmart was RMB141.6 million (US$21.9 million), compared with Non-GAAP net income of RMB20.3 million during the same period last year.

Capital Expenditures

Capital expenditures for the second fiscal quarter of 2021 were RMB68.8 million (US$10.6 million), an increase of 1.2% from RMB67.9 million in the second fiscal quarter of 2020. The slight increase was mainly due to learning center upgrade and new opening of OneSmart VIP flagship centers.

Financial Position

As of February 28, 2021, the Company had cash and cash equivalents of RMB523.7 million (US$80.9 million), restricted cash of RMB76.5 million (US$11.8 million) and short-term investments of RMB417.2 million (US$64.5 million). In light of the continuous strong cash sales growth, we adopted a prudent strategy to pay down a significant portion of company debt, which was largely increased in fiscal year 2020 to manage the uncertainty of COVID-19.

As of February 28, 2021, the Company had short-term loan of RMB672.7 million (US$103.9 million) and long-term loan (including long-term and short-term portion) of RMB837.7 million (US$129.4 million). The total loan amount decreased by RMB419.0 million from a quarter ago.

OneSmart's prepayments from customers balance, which represents cash collected from enrolled students for courses and recognized proportionately as the training sessions are delivered, was RMB2,731.0 million (US$421.9 million) at the end of the second fiscal quarter of 2021, an increase of 14.5% from RMB2,385.6 million at the end of the second fiscal quarter of 2020.

Cash Flow

Net cash provided by operating activities in the second fiscal quarter of 2021 was RMB125.3 million (US$19.4 million).

Net cash used in investing activities in the second fiscal quarter of 2021 was RMB106.6 million (US$16.5 million).

Net cash used in financing activities in the second fiscal quarter of 2021 was RMB407.8 million (US$63.0 million).

Outlook for the Third Fiscal Quarter of Fiscal Year 2021

Based on the latest estimates, we expect to generate net revenues of RMB950 million to RMB1.0 billion for the third quarter of fiscal year 2021, representing 27.5% to 34.2% increase year over year. We expect the full year net revenues to reach above the pre-COVID FY19 level. However, this outlook represents OneSmart’s current view, which is subject to change.

Exchange Rate Information

This announcement contains translations of certain RMB amounts into U.S. dollars at a specified rate solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to U.S. dollars are made at the noon buying rate on February 28, 2021, as set forth in the H.10 statistical release of the Board of Governors of the Federal Reserve System, which was RMB6.4730 to USD1.00.

Conference Call Information

OneSmart's management will hold an earnings conference call at 8:00 AM on Thursday, May 13, 2021, U.S. Eastern Time (8:00 PM on the same day Beijing/Hong Kong Time).

Dial-in numbers for the live conference call are as follows:

International	1-412-902-4272
Mainland China	4001-201-203
US	1-888-346-8982
Hong Kong	800-905-945
Passcode	OneSmart

A telephone replay of the call will be available after the conclusion of the conference call through May 20, 2021.

Dial-in numbers for the replay are as follows:

International Dial-in	1-412-317-0088
U.S. Toll Free	1-877-344-7529
Passcode:	10155928

Additionally, a live and archived webcast of this conference call will be available at: http://ir.onesmart.org.

About OneSmart

Founded in 2008 and headquartered in Shanghai, OneSmart International Education Group Limited is a leading premium K-12 after-school education company in China. Our vision is to be the most trusted and heart-warming education company and our mission is POWER LEARNING changes the future with technology advancement. Our company culture is centered on the core values of customer focus, excellence, integrity, and technology and innovation.

The Company has built a comprehensive premium K-12 education platform that encompasses OneSmart VIP business, HappyMath, and FasTrack English, and OneSmart Online. As of February 28, 2021, OneSmart operates a nationwide network of 457 learning centers in China.

For more information on OneSmart, please visit http://ir.onesmart.org.

Safe Harbor Statement

This press release contains forward-looking statements made under the "safe harbor" provisions of Section 21E of the Securities Exchange Act of 1934, as amended, and the U.S. Private Securities Litigation Reform Act of 1995.  These forward-looking statements can be identified by terminology such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates," "confident" and similar statements. OneSmart may also make written or oral forward-looking statements in its reports filed with or furnished to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Any statements that are not historical facts, including statements about OneSmart's beliefs and expectations, are forward-looking statements that involve factors, risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. Such factors and risks include, but not limited to the following: OneSmart's goals and strategies; its future business development, financial condition and results of operations; its ability to continue to penetrate premium K-12 after-school education services market; diversify and enrich our education offerings; enhance the development and management of our teacher team and teaching materials; competition in our industry in China; its ability to maintain and expand online education presence; relevant government policies and regulations relating to the corporate structure, business and industry; and its ability to protect our students’ information and adequately address privacy concerns. Further information regarding these and other risks, uncertainties or factors is included in the Company's filings with the U.S. Securities and Exchange Commission. All information provided in this press release is current as of the date of the press release, and OneSmart does not undertake any obligation to update such information, except as required under applicable law.

Non-GAAP Financial Measures

In evaluating its business, OneSmart considers and uses the following measures defined as non-GAAP financial measures by the SEC as supplemental metrics to review and assess its operating performance: non-GAAP operating costs and expenses, non-GAAP selling and marketing expenses, non-GAAP general and administrative expenses, non-GAAP operating income, non-GAAP net income attributable to OneSmart. To present each of these non-GAAP measures, the Company excludes share-based compensation expenses incurred by the Group, as well as share-based compensation expenses included in the share of net loss from equity investees. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP. For more information on these non-GAAP financial measures, please see the table captioned "Reconciliations of non-GAAP measures to the most comparable GAAP measures" set forth at the end of this release.

OneSmart believes that these non-GAAP financial measures provide meaningful supplemental information regarding its performance and liquidity by excluding share-based compensation expenses that may not be indicative of its operating performance from a cash perspective. OneSmart believes that both management and investors benefit from these non-GAAP financial measures in assessing its performance and when planning and forecasting future periods. These non-GAAP financial measures also facilitate management's internal comparisons to OneSmart's historical performance and liquidity. OneSmart computes its non-GAAP financial measures using the same consistent method from quarter to quarter and from period to period. OneSmart believes these non-GAAP financial measures are useful to investors in allowing for greater transparency with respect to supplemental information used by management in its financial and operational decision making. A limitation of using non-GAAP measures is that these non-GAAP measures exclude share-based compensation charges as well as share-based compensation expenses included in the share of net loss from equity investees that have been and will continue to be for the foreseeable future a significant recurring expense in the Company's as well as its equity investees’ business. Management compensates for these limitations by providing specific information regarding the GAAP amounts excluded from each non-GAAP measure. The accompanying tables have more details on the reconciliations between GAAP financial measures that are most directly comparable to non-GAAP financial measures.

For more information, please contact:

OneSmart

Ms. Ida Yu

+86-21-2250-5891

E-mail: ir@onesmart.org

ICA (Institutional Capital Advisory)

Mr. Kevin Yang

Phone: +86-021-8028-6033

E-mail: onesmart@icaasia.com

ONESMART INTERNATIONAL EDUCATION GROUP LIMITED

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(Amounts in thousands)

	As of	As of	As of
	August 31,	February 28,	February 28,
	2020	2021	2021
	RMB	RMB	US$
	(Audited)	(Unaudited)	(Unaudited)
ASSETS
Current assets:
Cash and cash equivalents	1,158,044	523,709	80,907
Restricted cash	187,241	76,548	11,826
Short-term investments	486,756	417,183	64,450
Amounts due from related parties	491	98,707	15,249
Prepayments and other current assets	344,870	211,823	32,724
Total current assets	2,177,402	1,327,970	205,156

Non-current assets:
Property and equipment, net	581,248	551,095	85,137
Intangible assets, net	277,953	207,477	32,053
Long-term investments	1,048,178	1,675,772	258,886
Operating lease right-of-use assets	1,481,196	1,399,645	216,228
Goodwill	1,481,401	1,290,158	199,314
Deferred tax assets	191,721	230,151	35,556
Amounts due from related parties	20,400	113,120	17,476
Other non-current assets	638,892	200,058	30,907
Total non-current assets	5,720,989	5,667,476	875,557

Total assets	7,898,391	6,995,446	1,080,713

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Short-term loans (including short-term loans of the consolidated VIEs without recourse to the Group of RMB789,550 and RMB672,712 (US$103,926) as of August 31, 2020 and February 28, 2021, respectively)	789,550	672,712	103,926
Amounts due to a related party (including due to a related party of the consolidated VIEs without recourse to the Group of RMB14,447 and RMB13,940 (US$2,154) as of August 31, 2020 and February 28, 2021, respectively)	14,447	13,940	2,154
Long-term loans, current portion (including long-term loans, current portion of the consolidated VIEs without recourse to the Group of RMB98,280 and RMB112,500 (US$17,380) as of August 31, 2020 and February 28, 2021, respectively)	295,433	352,689	54,486
Accrued expenses and other current liabilities (including accrued expenses and other current liabilities of the consolidated VIEs without recourse to the Group of RMB642,674 and RMB686,219 (US$106,013) as of August 31, 2020 and February 28, 2021, respectively)	889,055	812,793	125,567
Income taxes payable (including income taxes payable of the consolidated VIEs without recourse to the Group of RMB93,156 and RMB115,395 (US$17,827) as of August 31, 2020 and February 28, 2021, respectively)	97,720	116,502	17,998
Prepayments from customers (including prepayments from customers of the consolidated VIEs without recourse to the Group of RMB2,547,444 and RMB2,729,555 (US$421,683) as of August 31, 2020 and February 28, 2021, respectively)	2,547,493	2,731,013	421,908
Operating lease liabilities, current portion (including operating lease liabilities, current portion of the consolidated VIEs without recourse to the Group of RMB483,056 and RMB496,523 (US$76,707) as of August 31, 2020 and February 28, 2021, respectively)	483,056	496,523	76,707
Total current liabilities	5,116,754	5,196,172	802,746
Non-current liabilities:
Deferred tax liabilities (including deferred tax liabilities of the consolidated VIEs without recourse to the Group of RMB71,021 and RMB52,612(US$8,128) as of August 31, 2020 and February 28, 2021, respectively)	71,025	52,617	8,129
Long-term loans (including long-term loan of the consolidated VIEs without recourse to the Group of RMB291,781 and RMB135,000 (US$20,856) as of August 31, 2020 and February 28, 2021, respectively)	1,023,151	484,981	74,924
Convertible senior notes (including convertible senior notes of the consolidated VIEs without recourse to the Group of nil as of August 31, 2020 and February 28, 2021, respectively)	239,659	226,555	35,000
Unrecognized tax benefit (including liability for unrecognized tax benefit of the consolidated VIEs without recourse to the Group of RMB29,610 and RMB27,119 (US$4,190) as of August 31, 2020 and February 28, 2021, respectively)	29,610	27,119	4,190
Operating lease liabilities, non-current portion (including operating lease liabilities, non-current portion of the consolidated VIEs without recourse to the Group of RMB929,135 and RMB840,937 (US$129,915) as of August 31, 2020 and February 28, 2021, respectively)	929,135	840,937	129,915
Other non-current liabilities (including other non-current liabilities of the consolidated VIEs without recourse to the Group of RMB23,084 and nil (US$0) as of August 31, 2020 and February 28, 2021, respectively)	47,084	22,688	3,505
Total non-current liabilities	2,339,664	1,654,897	255,663

Total liabilities	7,456,418	6,851,069	1,058,409

Commitments and contingencies

Shareholders’ equity:
Class A ordinary shares (US$0.000001 par value; 37,703,157,984 shares authorized; 4,146,103,947 issued and outstanding as of August 31, 2020 and 4,171,154,227 issued and outstanding as of February 28, 2021, respectively)	26	26	4
Class B ordinary shares (US$0.000001 par value; 2,296,842,016 issued and outstanding as of August 31, 2020 and 2,290,430,016 issued and outstanding as of February 28, 2021, respectively)	16	16	2
Treasury stock	(274,648)	(274,648)	(42,430)
Additional paid-in capital	5,598,978	5,657,234	873,974
Statutory reserves	12,270	16,873	2,607
Accumulated deficits	(5,035,172)	(5,377,780)	(830,802)
Accumulated other comprehensive income	99,167	95,283	14,720
Total OneSmart International Education Group Limited shareholders’ equity	400,637	117,004	18,075
Non-controlling interests	41,336	27,373	4,229
Total shareholders’ equity	441,973	144,377	22,304

Total liabilities, non-controlling interests and shareholders’ equity	7,898,391	6,995,446	1,080,713

ONESMART INTERNATIONAL EDUCATION GROUP LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS

(Amounts in thousands)

	For the three months ended February 28,			For the six months ended February 28,
	2020	2021	2021	2020	2021	2021
	RMB	RMB	US$	RMB	RMB	US$
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Net revenues	885,800	931,631	143,926	1,683,000	1,616,435	249,720
Cost of revenues	(529,372)	(542,503)	(83,810)	(1,045,931)	(1,018,954)	(157,416)
Gross profit	356,428	389,128	60,116	637,069	597,481	92,304

Operating expenses:
Selling and marketing (Note 1)	(196,729)	(288,828)	(44,620)	(391,623)	(459,742)	(71,025)
General and administrative (Note 1)	(214,462)	(210,682)	(32,548)	(414,907)	(411,624)	(63,591)
Total operating expenses	(411,191)	(499,510)	(77,168)	(806,530)	(871,366)	(134,616)
Operating loss	(54,763)	(110,382)	(17,052)	(169,461)	(273,885)	(42,312)

Interest income	3,251	1,389	215	32,987	3,976	614
Interest expense	(19,123)	(27,442)	(4,239)	(44,814)	(53,543)	(8,272)
Other income	48,861	507	78	58,987	30,370	4,692
Other expenses	(21,239)	(25,301)	(3,909)	(29,936)	(42,219)	(6,522)
Foreign exchange gains	15	1,548	239	15	1,548	239
Loss before income tax and share of net loss from equity investees	(42,998)	(159,681)	(24,668)	(152,222)	(333,753)	(51,561)

Income tax benefit	21,169	7,053	1,090	24,568	19,336	2,987
Loss before share of net loss from equity investees	(21,829)	(152,628)	(23,578)	(127,654)	(314,417)	(48,574)

Share of net loss from equity investees (Note 2)	(3,881)	(27,687)	(4,277)	(7,715)	(33,578)	(5,187)

Net loss	(25,710)	(180,315)	(27,855)	(135,369)	(347,995)	(53,761)

Add: Net loss attributable to non-controlling interests	9,343	8,342	1,289	29,069	16,445	2,541

Net loss attributable to OneSmart's shareholders	(16,367)	(171,973)	(26,566)	(106,300)	(331,550)	(51,220)

Note 1: Share-based compensation expenses are included in the operating costs and expenses as follows:

	For the three months ended February 28,			For the six months ended February 28,
	2020	2021	2021	2020	2021	2021
	RMB	RMB	US$	RMB	RMB	US$
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Selling and marketing	142	(22)	(3)	285	39	6
General and administrative	36,567	25,766	3,981	64,346	60,455	9,340
Total	36,709	25,744	3,978	64,631	60,494	9,346

Note 2: Share-based payment compensation included in the share of net loss from equity investees is as follows:

	For the three months ended February 28,			For the six months ended February 28,
	2020	2021	2021	2020	2021	2021
	RMB	RMB	US$	RMB	RMB	US$
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Share of net loss from equity investees	-	4,586	708	-	4,586	708

ONESMART INTERNATIONAL EDUCATION GROUP LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME/(LOSS)

(Amounts in thousands)

	For the three months ended February 28,			For the six months ended February 28,
	2020	2021	2021	2020	2021	2021
	RMB	RMB	US$	RMB	RMB	US$
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Net loss	(25,710)	(180,315)	(27,855)	(135,369)	(347,995)	(53,761)
Other comprehensive income/(loss)：
Unrealized gain/(loss) on available-for-sale investments, net of tax	(32,858)	(191)	(30)	(51,117)	6,236	963
Foreign currency translation adjustment	2,015	27,890	4,309	4,545	(10,119)	(1,563)

Comprehensive loss	(56,553)	(152,616)	(23,576)	(181,941)	(351,878)	(54,361)
Add: Comprehensive loss attributable to non-controlling interests	9,343	8,342	1,289	29,069	16,445	2,541

Comprehensive loss attributable to OneSmart's shareholders	(47,210)	(144,274)	(22,287)	(152,872)	(335,433)	(51,820)

ONESMART INTERNATIONAL EDUCATION GROUP LIMITED

Reconciliation of Non-GAAP Measures to the Most Comparable GAAP Measures

(Amounts in thousands)

	For the three months ended February 28,			For the six months ended February 28,
	2020	2021	2021	2020	2021	2021
	RMB	RMB	US$	RMB	RMB	US$
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Selling and marketing expenses	196,729	288,828	44,620	391,623	459,742	71,025
Share-based compensation expense in selling and marketing expenses	142	(22)	(3)	285	39	6
Non-GAAP selling and marketing expenses	196,587	288,850	44,623	391,338	459,703	71,019
General and administrative expenses	214,462	210,682	32,548	414,907	411,624	63,591
Share-based compensation expense in general and administrative expenses	36,567	25,766	3,981	64,346	60,455	9,340
Non-GAAP general and administrative expenses	177,895	184,916	28,567	350,561	351,169	54,251

Operating costs and expenses	940,563	1,042,013	160,978	1,852,461	1,890,320	292,032
Share-based compensation expense in operating costs and expenses	36,709	25,744	3,978	64,631	60,494	9,346
Non-GAAP operating costs and expenses	903,854	1,016,269	157,000	1,787,830	1,829,826	282,686

Operating loss	(54,763)	(110,382)	(17,052)	(169,461)	(273,885)	(42,312)
Share-based compensation expenses	36,709	25,744	3,978	64,631	60,494	9,346
Non-GAAP operating loss	(18,054)	(84,638)	(13,074)	(104,830)	(213,391)	(32,966)

Net loss attributable to OneSmart's shareholders	(16,367)	(171,973)	(26,566)	(106,300)	(331,550)	(51,220)
Share-based compensation expenses	36,709	25,744	3,978	64,631	60,494	9,346
Share of net loss from equity investees	-	4,586	708	-	4,586	708
Non-GAAP net income/(loss) attributable to OneSmart	20,342	(141,643)	(21,880)	(41,669)	(266,470)	(41,166)